Splinternet Holdings, Inc.
535 Connecticut Avenue
Norwalk, Connecticut 06854

July 24, 2006

Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Splinternet Holdings, Inc. Registration Statement on Form SB-2/A Filed on July 12, 2006 File No. 333-134658

Dear Mr. McTiernan:

This letter is in response to the first comment contained in the Staff’s letter to James C. Ackerly, dated July 19, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

General

1.    We note your response to Comment 1. Please provide us with a detailed legal analysis whereby you determined that the reincorporation in Delaware while concurrently changing your corporate structure nonetheless is exempt from registration pursuant to Rule 145(a)(2) of the Securities Act. We note your statement that the share exchange was effected “for the primary purpose of changing the company’s domicile to Delaware,” whereas Rule 145(a)(2) states that the purpose of the exchange be for the “sole purpose” of changing the issuer’s domicile within the United States. In this regard, please also refer to Manual of Publicly Available Telephone Interpretations, July 1997, Securities Act Rules, #27, available on the Commission’s website at www.sec.gov.

On April 3, 2006, Splinternet Holdings, Inc. (the “Company”) conducted a share for share exchange of securities with Splinternet Communications, Inc. whereby 214,002 shares of the common stock, par value $0.001 per share of Splinternet Communications, Inc. (“Communications Common Stock”) were exchanged for 53,500,500 shares of the common stock, par value $0.001 per share (the “Common Stock”) of Splinternet Holdings, Inc. and warrants to purchase 12,858 shares of Communications Common Stock were exchanged for warrants to purchase 3,214,500 shares of Common Stock (the “Share Exchange”), as a result of which Splinternet Communications, Inc. became a wholly owned subsidiary of Splinternet Holdings, Inc. We believe the issuance of Common Stock and warrants to purchase Common Stock in connection with the Share Exchange was exempt under Section 4(2) (“Section 4(2)”) of the Securities Act of 1933, as amended (the “Securities Act”) from the registration requirements in Section 5 (“Section 5”) of the Securities Act.

Section 4(2) provides that the registration requirements in Section 5 do not apply to any transaction by an issuer not involving any public offering. The issuance of Common Stock and warrants to purchase Common Stock to the stockholders of the Company (the “Stockholders”) in connection with the Share Exchange was not a public offering. The Common Stock and warrants to purchase Common Stock were issued only to accredited investors, except two Stockholders, which are trusts set up by the Chief Executive Officer of the Company for the benefit of his children. Further, the Share Exchange was expressly limited to then-current stockholders of the Company, each of whom had full access to all the information about the Company that they requested. In fact, in the Share Exchange Agreement, each stockholder represented to the Company his or her full access to information about the Company. Additional representations and warranties made by all Stockholders are included below. No additional funds were raised in connection with the Share Exchange.

Additionally, the Share Exchange effected no substantive change in the Stockholders’ relative ownership of the Company. The Share Exchange merely reorganized the Company into a holding company structure. The capital structure, directors and officers and operations remained the same.

Each Stockholder made the following representations in the Share Exchange Agreement:

•
Experience. The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision. The undersigned has adequate means of providing for the undersigned's current needs and possible future contingencies and the undersigned has no need, and anticipates no need in the foreseeable future, to sell the Exchange Shares, or the warrant exercisable for Exchange Shares, for which the undersigned subscribes. The undersigned is able to bear the economic risks of this investment and, consequently, without limiting the generality of the foregoing, the undersigned is able to hold the Exchange Shares, or the warrant exercisable for Exchange Shares, for an indefinite period of time and has sufficient net worth to sustain a loss of the undersigned's entire investment in the Company in the event such loss should occur. Except as otherwise indicated herein, the undersigned is the sole party in interest as to its investment in the Company, and it is acquiring the Exchange Shares, or the warrant exercisable for Exchange Shares, solely for investment for the undersigned's own account and has no present agreement, understanding or arrangement to subdivide, sell, assign, transfer or otherwise dispose of all or any part of the Exchange Shares subscribed for to any other person.

•	Investment; Access to Data. The undersigned has carefully reviewed and understands the risks of, and other considerations relating to, a purchase of the Common Stock and an investment in the Company. The undersigned has been furnished materials relating to the Company, the private placement of the Common Stock or anything else that it has requested and has been afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the Transactions and obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense. Representatives of the Company have answered all inquiries that the undersigned has made of them concerning the Company, or any other matters relating to the formation and operation of the Company and the offering and sale of the Exchange Shares. The undersigned has not been furnished any offering literature other than the materials that the Company may have provided at the request of the undersigned; and the undersigned has relied only on such information furnished or made available to the undersigned by the Company as described in this Section. The undersigned is acquiring the Exchange Shares for investment for the undersigned's own account, not as a nominee or agent and not with the view to, or for resale in connection with, any distribution thereof.

As a result of the foregoing, our attorneys at Feldman Weinstein & Smith LLP have indicated their willingness to issue an opinion that the Share Exchange was exempt under Section 4(2) from the registration requirements in Section 5.

Thank you for your attention to this matter. Direct questions or requests for clarification of the matter addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

SPLINTERNET HOLDINGS, INC.

By:	/s/ James Ackerly
James Ackerly, President

cc: Paul Fischer